Exhibit 99.41

PRESS RELEASE

For immediate release

SALES ACROSS THREE CONTINENTS, AN IMPORTANT STEP IN THE COMMERCIALIZATION OF ADVANCED CARBON-NEUTRAL MATERIALS

+	Commercialization of carbon-neutral advanced materials is well progressed across all NMG’s key markets, from electric vehicles to energy storage, refractories and niche segments

+	Nouveau Monde is ideally situated to cater to the booming electric vehicle and energy storage markets as a clean and reliable alternative to China’s controlled supply chain

SAINT-MICHEL-DES-SAINTS, QUEBEC, September 24, 2020 – Following a year of intensified marketing and technical sales activities, Nouveau Monde Graphite (“Nouveau Monde” or “the Company”) ( TSXV: NOU; OTCQX: NMGRF; Frankfurt: NM9) confirms its position in North American, European and Asian markets. To date, sales agreements to these markets have delivered hundreds of tonnes of high-quality graphite, produced from the Company’s simple demonstration concentration process with purities exceeding 97%. The basket price received per tonne of flake graphite has been in excess of US$1,500 per tonne, without downstream value-added processing.

Qualification by electric vehicle OEMs in the high-value anode material market

In addition to sales, the Company is currently under several NDAs with major electric vehicle OEMs qualifying its carbon-neutral advanced materials for lithium-ion batteries. Nouveau Monde has developed proprietary value-added processes which uses the Company’s unique properties to fulfill customized applications for electric vehicles and energy storage solutions.

Developing other markets through qualification programs

The Company has also entered into qualification agreements for purified flakes and micronized graphite, value-added material suitable for expandable graphite, fuel cell applications and 5G-related technologies, among others.

Ongoing research and development

At the forefront of research and development, Nouveau Monde has established technological partnerships with confidential customers for co-development of other graphite-based advanced materials.

This progress is possible due to Nouveau Monde’s superior quality (broad flake distribution and high purity) of natural flakes extracted from the Company’s world-class graphite deposit and clean transformation processes which is highly sought after across a range of high-value markets. Nouveau Monde’s high-purity flake enables direct sale to traditional and specialized markets as well as enabling easy and low-cost transformation to value-added materials like lithium-ion battery anode material.

Nouveau Monde is developing a low-cost operation that can provide the quantities that matter to large customers thanks to a significant mineral resource at the Matawinie property and the capacity to expand value-added product production by processing additional sources of graphite.

Set to become the largest producer of natural graphite with the lowest carbon footprint in North America, Nouveau Monde is ideally situated to cater to the booming markets with operations connected to road and rail networks and within two hours of international ports.

“Feedback from the marketplace is clear: both the industry and consumers are seeking sustainable, ethical and affordable solutions to today’s changing energy landscape,” explained Eric Desaulniers, President and CEO of Nouveau Monde Graphite. “We are making headway in the market as battery-grade quality, carbon-neutrality and supply chain traceability are clear competitive advantages for Nouveau Monde products.”

About Nouveau Monde Graphite

Nouveau Monde Graphite is set to become a key operator in the sustainable energy revolution. The Company is developing the only fully integrated source of green battery anode material in North America. Targeting full scale commercial operations by early 2023, the Company will provide advanced carbon-neutral graphite-based material solutions to the growing Lithium-ion and fuel cell markets. With low-cost operations and the highest of ESG standards, Nouveau Monde Graphite will become a strategic supplier to the world’s leading battery and auto manufacturers, ensuring robust and reliable advanced material, while guaranteeing supply chain traceability.

Media	Investors

Julie Paquet	Christina Lalli
Director, Communications	Director,Investor Relations
450-757-8905 #140	438-399-8665
jpaquet@nouveaumonde.ca	clalli@nouveaumonde.ca

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Cautionary Note Regarding Forward-Looking Information

All statements, other than statements of historical fact, contained in this press release including, but not limited to the “About Nouveau Monde Graphite” paragraph which essentially describes Nouveau Monde’s outlook and objectives, constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, and are based on expectations, estimates and projections as of the time of this press release. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Nouveau Monde as of the time of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These estimates and assumptions may prove to be incorrect.

Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, actual results to differ materially from those expressed or implied in any forward-looking statements. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. Nouveau Monde disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Further information regarding Nouveau Monde is available in the SEDAR database (www.sedar.com) and on Nouveau Monde’s website at: www.NouveauMonde.ca